Pricing Term Sheet	Free Writing Prospectus
dated as of March 25, 2026	Filed pursuant to Rule 433

Supplementing the
Preliminary Prospectus Supplement dated March 25, 2026 to the
Prospectus dated April 14, 2023
Registration No. 333-271275

$750,000,000

Apollo Global Management, Inc.

5.700% Senior Notes due 2036

Final Pricing Term Sheet

March 25, 2026

The information in this pricing term sheet relates to Apollo Global Management, Inc.’s offering of its 5.700% Senior Notes due 2036 (the “Offering”) and should be read together with the preliminary prospectus supplement dated March 25, 2026 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the related base prospectus dated April 14, 2023, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with Registration Statement No. 333-271275. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement or the accompanying prospectus. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Apollo Global Management, Inc.

Guarantors:	Apollo Asset Management, Inc., Apollo Principal Holdings A, L.P., Apollo Principal Holdings B, L.P., Apollo Principal Holdings C, L.P., AMH Holdings (Delaware), L.P. and Apollo Management Holdings, L.P. (“AMH”)

Securities:	5.700% Senior Notes due 2036 (the “Notes”)

Ranking:	Senior Unsecured

Principal Amount Offered:	$750,000,000

Trade Date:	March 25, 2026

Settlement Date(1):	March 30, 2026 (T+3)

Maturity Date:	March 30, 2036

Coupon:	5.700%

Interest Payment Dates:	March 30 and September 30, commencing September 30, 2026

Record Dates:	March 15 and September 15 of each year

Benchmark Treasury:	4.125% due February 15, 2036

Benchmark Treasury Price; Yield:	98-11+; 4.332%

Spread to Benchmark Treasury:	+137 basis points

Re-offer Yield:	5.702%

Issue Price:	99.985%

Optional Redemption: Make-Whole Call: Par Call:	T + 25 basis points prior to December 30, 2035 On or after December 30, 2035

Day Count Convention:	30/360

Proceeds (before expenses and underwriters’ discount):	$749,887,500

Use of Proceeds:	The Issuer intends to use the proceeds from the Offering for general corporate purposes, including to repurchase, repay, redeem or otherwise retire in full the $500 million aggregate principal amount outstanding of the 4.400% Senior Notes due 2026 issued by AMH, before or upon their maturity, and to pay related fees and expenses in connection with the Offering and the use of proceeds therefrom.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Expected Ratings(2):	Moody’s: A2 / S&P: A / Fitch: A

CUSIP / ISIN:	03769M AG1 / US03769MAG15

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:

Apollo Global Securities, LLC†

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

(1)	We expect delivery of the Notes will be made against payment therefor on or about March 30, 2026, which is the third business day following the date hereof. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the first business day before delivery will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

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(2)	Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. Each rating is subject to revision or withdrawal at any time by the assigning rating organization.
†	Apollo Global Securities, LLC is an affiliate of the Issuer and will receive a portion of the gross spread as an underwriter in the sale of the Notes.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the Offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting: BofA Securities, Inc., telephone: 1-800-294-1322; Goldman Sachs & Co. LLC, telephone: 1-866-471-2526; J.P. Morgan Securities LLC, telephone: 1-212-834-4533; or Morgan Stanley & Co. LLC, telephone: 1-866-718-1649.

Any disclaimers or notices that may appear on this Final Pricing Term Sheet below the text of this legend are not applicable to this Final Pricing Term Sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this Final Pricing Term Sheet being sent via, or posted on, Bloomberg or another electronic mail system.

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